

Eldorado Gold

Code of Ethics and Business Conduct

Cover image: Kışladağ, Turkey

Message from CEO George Burns

We value integrity – which means being honest and doing the right thing. This core value is central to the way we do business. We take accountability to make ethically grounded decisions in our day-to-day work, including how we treat one another. You can expect this of me, just as I expect it of you.

Our Code of Ethics and Business Conduct and Ethics (the "Code"), along with our Anti-bribery and Anti-corruption Policy ("ABC") serve to create clarity on what is acceptable and what is not. Whenever something comes in conflict with our value of integrity, we expect people to speak up. This ties to another core value at Eldorado – courage. Ethics is more than a set of rules. It's about communicating candidly and doing the right thing, even when it feels risky. Ethical behavior includes avoiding actual or apparent conflicts of interest between your personal and professional relationships – and speaking up if you see this conflict for others.

I believe strongly that the most sustainable companies are fundamentally ethical companies. As an ethical employer, we are committed to providing a safe and respectful work environment for all our people. We have zero-tolerance for discrimination, harassment, or abuse of any kind in the workplace. By reading and following the Code in our daily interactions, each one of us is contributing to Eldorado's reputation as an ethical employer and community partner where we operate around the world.

Take the time to review the Code and reflect on how you show up as ethically grounded. If you have any questions about the Code, seek advice from the individuals identified. If you become aware of any situations or conditions you believe may violate the Code, speak up. Tell your leader, record it through Eldorado's Whistle-Blower Hotline, or use the means identified in this Code. You can be confident that you will not face retaliation, of any kind, for reports made in good faith.

We each play an essential role in upholding a culture of integrity across Eldorado.


George Burns
President & CEO



George Burns
President & CEO


Collaboration
We succeed together.
Courage
We embrace the unknown and face challenges head on.
Values
Integrity
We are honest and do the right thing.
Drive
We persevere through adversity, remaining committed to delivering on our promises.
Agility
We continuously assess, adapt and navigate to find solutions.

Our Code of Ethics and Business Conduct

Eldorado's Code of Ethics and Business Conduct ("Code") applies to you and anyone doing work for Eldorado, our subsidiaries and our affiliates ("Eldorado"). It describes our expectations for acting ethically in all situations and making choices that are in line with the highest standards of integrity and business conduct.

The expectations described in this Code, including your responsibility for reporting suspected violations, are subject to all applicable laws and regulations under which Eldorado operates. If this Code is in conflict with any applicable law, the law takes priority.

Who Does This Code Apply to?

This Code applies to all Eldorado employees, directors and officers. It also applies to anyone who conducts business on behalf of Eldorado, such as our contractors, consultants and suppliers.

We provide a copy of the Code to everyone who works for or with Eldorado. Each year, you must read the Code and other applicable Eldorado policies and directors, officers and country managers who are responsible for overseeing employees in foreign jurisdictions where we operate must sign a personal statement (called a Compliance Certificate) saying that such individuals understand the Code and other applicable policies such as our Anti-Bribery and Corruption Policy ("ABC Policy"), and will follow them.

In some circumstances, the Code and other applicable policies may be explained to you by your manager or supervisor. This person will be responsible for confirming that you have heard and understood the information in the Code and other applicable policies.

There are additional expectations for our Board of Directors and for our individual directors. These expectations can be found in the Board of Directors' Terms of Reference available on our website.

Who Oversees This Code?

The standards of business and personal conduct described in this Code were created by Eldorado's Board of Directors with the intent that all Eldorado employees and others doing work for the Eldorado comply with the Code and other applicable policies.

The Chair of the Board's Audit Committee and our Executive Vice President and General Counsel will monitor compliance with the Code and other applicable policies. In this capacity, they report directly to the Audit Committee and our Board of Directors.

Questions?

You may have questions about this Code, other applicable policies or a particular situation you have experienced. We encourage you to speak with your manager or supervisor about any issues, without fear of retribution.

You can also discuss your questions or concerns about this Code, any other applicable policies or business practice with:

- our Executive Vice President and General Counsel, Timothy Garvin, at Timothy.Garvin@eldoradogold.com,
- our Director, Global Compliance, Tania Chadouli, at Tania.Chadouli@gr.eldoradogold.com,
- our Director, Global Internal Audit and Controls, Dawid Botha, at Dawid.Botha@eldoradogold.com, or
- any other member of the Eldorado Legal and Compliance Team.

If you are aware that someone is violating this Code, you are asked to report this misconduct. Please see the section How to report a suspected Code violation for more information.

What Next?

Please take the time to read this Code carefully. Once you've read the document, please sign the Compliance Certificate on page 15 to show that you agree to follow the standards described in the Code.

We Comply with All Laws and Regulations

Eldorado has operations around the world, with each operation subject to the laws and regulations of its jurisdiction. We also comply with international standards regarding human rights, safety, workplace practices and environmental management.

In addition to complying with this Code, you must also comply with all other applicable policies of Eldorado and all laws and governmental regulations that apply to your role with Eldorado. If you break the law, you and/or Eldorado may face criminal or civil charges.

Q&A

Q: Some of the policies in this Code (like those regarding anti-bribery under our ABC Policy and non-discriminatory workplace practices) are more stringent than the laws in the country where I work. Do I need to follow the Code and other policies or can I just follow the law in my country?

A: You must follow this Code and other policies. Eldorado operates to the most stringent practices either in law or in the Code. Similarly, if the law is more stringent than what we have outlined in this Code, you must follow the law.

We Act with Honesty and Integrity

We act fairly and honestly with integrity and accountability in all of our relationships. As more fully set out in our ABC Policy, an act of bribery and corruption – such as exchanging gifts or money to obtain a benefit for Eldorado or yourself, such as a contract or a favourable government action – violates our Code and ABC Policy and may subject those involved and the company to civil or criminal sanction.

What Are Some Examples of Bribery?

Some examples of bribery and corruption include:

- Giving or accepting a bribe to obtain a contract, some other commercial or personal benefit or an action.
- Giving or accepting inappropriate gifts or favours involving a third party such as a representative of government or a labour union, a customer or a supplier. An inappropriate gift is one that is given in circumstances which might, or might be perceived to unfairly influence a business relationship, or may reasonably be perceived as an attempt to create an obligation or enticement for the recipient.

What Can We Do to Protect Ourselves from Allegations of Bribery?

To uphold Eldorado's commitment to integrity and honesty, you should always:

- Limit marketing and client entertainment expenditures to those that are necessary, prudent and job-related and consistent with our ABC Policy.
- Consult with the Company's Executive Vice President and General Counsel before offering or providing any gift, entertainment or other benefit to a public official.
- Use clear and precise communication in our contracts, marketing, disclosure documents and our other public statements.
- Ensure full and accurate disclosure when reporting on all financial information.

What about Gifts?

- You are never allowed to give or receive a cash gift.
- Receiving non-cash gifts, or giving them, to customers, suppliers and others, is allowed in limited circumstances.
- Offering or receiving any gift, gratuity or entertainment that might, or might be perceived to unfairly influence a business relationship is not permitted.
- Any gift offered or received should be reasonable in both frequency and value given the circumstances. A gift that may be perceived as an attempt to create an obligation or enticement for the recipient is inappropriate.
- Business entertainment activities should also be reasonable in frequency and value, and be provided without expectation of receipt of a direct or indirect advantage or benefit of any kind, whether business or personal.
- Gifts must be properly documented and recorded in our financial records.

What about Charitable Donations?

Eldorado works hard to be a positive corporate citizen in the locations where we operate. Our investments in community organizations and initiatives are one way that we bring tangible benefits to improve the infrastructure, education levels and health of communities near our sites.

While we regularly donate to charitable organizations, we do not make contributions to a charity or other organization that would provide, directly or indirectly, a personal benefit to a government official or private individual.

Are Political Donations Allowed?

Eldorado may occasionally make limited political donations in the jurisdictions where we work, where it is legal and appropriate to do so. All political donations must be approved by the CEO.

We acknowledge and support the right of individuals to participate in legitimate political activities. These activities should not be conducted on Eldorado time nor involve the use of any Eldorado resources. Individuals will not be reimbursed for personal political contributions.

More Information

Please review our ABC Policy carefully for more information on this topic.

If you have any questions about whether a gift or expense is allowed for a non-public official under the Code and ABC Policy, please contact our Executive Vice-President and General Counsel, our Director, Global Compliance, our Director, Global Internal Audit and Controls, or any other member of our Legal and Compliance team.

Q&A

Q: Giving gifts is part of the local culture and is expected protocol during meetings. If I give or receive a gift when meeting with government officials or suppliers, does this count as bribery?

A: Because of the strict rules relating to offering benefits to public officials, you should never offer or provide any gift, entertainment or other benefit without first consulting the Company's Executive Vice President and General Counsel.

Q: I'm often invited to sporting events or out for dinners by our business partners or suppliers. Am I allowed to accept these invitations?

A: You can accept invitations if the invitations are for business related events and if they comply with our ABC Policy. A good question to ask yourself is "Would an impartial outsider think that attending this dinner or event is appropriate?" If you are unsure accepting the invitation is appropriate, please speak with your manager or supervisor or a member of our Legal and Compliance team.

We Declare All Conflicts of Interest

A conflict of interest is a situation where there is a real or perceived tension between your interests and the interests of Eldorado. Even if you think you can separate your personal interests from the situation and decision-making process, this is still a conflict of interest as there could be the perception that you are influenced by your personal interests.

We must avoid all situations where there is a real or perceived conflict of interest.

What Are Some Examples of Conflicts of Interest?

Here are some examples of situations where there could be a real or perceived conflict of interest:

- You hire a contractor or supplier for Eldorado and a member of your family or household works for the contractor or supplier. This could include a spouse, child, parent, sibling or other person sharing your home, whether or not they are your legal relatives.
- You are employed by or acting as a consultant for a business that sells products to or performs services for Eldorado.
- You own a part of a company that does business with Eldorado.
- You use Eldorado's corporate property or information for your own personal gain.

What Should I Do If I Think There Is a Conflict of Interest?

You must always share any concerns you have about a real or perceived conflict of interest. If you think there might be a conflict of interest, please contact our Executive Vice-President and General Counsel, Director, Global Compliance or any member of our Legal and Compliance team. They will determine if there is a conflict of interest and advise you on the best course of action.

Q&A

Q: I've been asked to work on a small project as a consultant with another mining company operating in a country where Eldorado doesn't have any operations. Is this a conflict of interest?

A: Yes, this is a conflict of interest. As an Eldorado employee, you are not allowed to act as a consultant for other mining companies.

Q: Is it a conflict of interest if I am in a relationship with someone who reports to me?

A: Yes, this is a conflict of interest. You should disclose the relationship to your immediate supervisor Although your relationship is a private matter, to avoid allegations of favoritism, your supervisor may recommend adjusting the reporting or supervisory relationship.

We Protect Confidential Information

As part of your work with Eldorado, you may be entrusted with confidential information about Eldorado its business and its business partners. Confidential information is our property, or the property of our business partners, and in many cases was developed at great expense.

Confidential information includes information that is not legally available to the public, such as:

- technical or scientific information or reports,
- business or marketing plans or projections,
- earnings and other internal financial data,
- personnel information and
- other non-public information.

What Are the Guidelines around Confidential Information?

If you have access to confidential information, we expect that you will use confidential information only for legitimate business purposes and not for personal gain.

We also expect that you will take all reasonable steps to safeguard confidential information and prevent the loss of confidentiality.

You are not allowed to:

- discuss confidential information with, or in the presence of, any unauthorized persons, including family members and friends,
- share confidential information with third parties unless this is required as part of your job,
- in the case of confidential information relating to our business partners, you must not share confidential information with third parties unless we have permission to do so, and
- use, reproduce or distribute any trade secrets, copyrighted information or confidential information provided to Eldorado by a business partner or other third party.

Even after you stop working for Eldorado, you are not allowed to share confidential information with others.

What Is Insider Trading?

As an Eldorado employee, you might have access to material information that is not publicly available and that, if known, could affect the value of Eldorado's shares. You are not allowed to buy or sell our shares if you have access to this type of material information. Eldorado may also impose specific "black-out" periods during which you are not allowed to buy or sell our shares.

You are also not allowed to share material information with others unless required by law.

For more information, please refer to our Corporate Disclosure Policy and Insider Trading Policy, which describes the restrictions on trading and the passing of material information to others.

How Should I Respond to Media or Analyst Requests for Information?

You might be contacted by someone from the media or the investment community, such as analysts, who is interested in learning more about Eldorado. You must forward all media to Louise Burgess, Director, Communications & Government Relations, at Louise.Burgess@eldoradogold.com and for analyst requests you must forward to Peter Lekich, Manager, Investor Relations at Peter.Lekich@eldoradogold.com.

We Protect Our Corporate Assets

Our corporate assets and property include everything from our office space to equipment, software programs and licences and intellectual property, such as trademarks, designs and copyrights.

Any:

(a) inventions, discoveries or improvements in systems, methods and processes made by an Eldorado employee through and in the course of her or his employment with Eldorado; or

(b) mineral discoveries, opportunities to acquire mineral assets or interests therein and other business opportunities that are similar to the business activities conducted by Eldorado, which come to the attention of an Eldorado employee during the term of her or his employment with Eldorado,

must be disclosed by the employee to Eldorado promptly and shall belong to and be the absolute property and corporate asset of Eldorado and shall be subject to the confidentiality obligations of the employee under this Code, both before and after such disclosure

You are expected to use the corporate assets properly and for legitimate business purposes and in accordance with Eldorado's policies.

Q&A

Q: I have a company credit card. If I use it for personal expenses, am I violating the Code?

A: Yes Company credit cards are to be used for company expenses only. Please check with your business unit's policy for more information about acceptable use of a company credit card.

We Provide Accurate, Timely and Understandable Disclosure

Eldorado's books and records must be an accurate and complete account of our transactions. In all of our periodic and annual filings with regulatory authorities, we are required to provide our shareholders and investors with timely and ongoing full, true and plain disclosure of material business events and our financial situation.

We maintain a Corporate Disclosure Policy and Insider Trading Policy that outlines our responsibilities, and as part of those responsibilities, you are expected to:

Always	Never
• comply with international financial reporting standards; • immediately notify any member of our Disclosure Committee if you become aware of a material unreported transactions or events; • maintain a system of internal accounting controls that provides reasonable assurances to management and the Board of Directors that all transactions are properly recorded; • maintain books and records that accurately and fairly reflect our transactions; • maintain a system of internal controls that will provide reasonable assurances to our management and the Board of Directors that material information about us is made known to management, particularly during the periods in which our quarterly or annual financial statements are being prepared; • present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language; and • report any trades in shares of Eldorado in accordance with the Insider Trading Policy.	• make false or misleading entries in our books or records; • approve of any undisclosed or unrecorded bank accounts or assets; • share any non-public information (that is, information that has not been generally disclosed in accordance with our Corporate Disclosure Policy and Insider Trading Policy); • establish any undisclosed or unrecorded funds or assets; and • never trade in shares of Eldorado without prior consent under the Insider Trading Policy.

How Should I Respond to an Audit Request?

You may be contacted by someone from either within Eldorado or outside of Eldorado who is conducting an audit.

You can also discuss your questions or concerns about this Code, any other applicable policies or business practice with our Executive Vice-President and General Counsel, our Director, Global Compliance, our Director, Global Internal Audit and Controls, or any other member of our Legal and Compliance team.

We Have a Safe, Healthy and Respectful Work Environment

Eldorado has more than four thousand employees and contractors in several countries. We all play a part in ensuring our workplaces are open, respectful and professional environments

Eldorado maintains a Health and Safety Policy and a Human Rights Policy and everyone at Eldorado is expected to:

- maintain a safe and healthy work environment;
- promote a workplace that is free from discrimination or harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors that are unrelated to our business interests; and
- conduct activities in full compliance with international standards of environmental, health and safety practices.

If you notice a situation that goes against these values, you should report this misconduct to your manager or through the reporting channels described in the section How to report a suspected Code violation.

What about Email, the Internet and Social Media?

The expectation that you will contribute to a safe, professional and respectful work environment also applies to your use of email, the Internet and social media.

This means that:

- your communications through email or social media should be respectful and professional; and
- you must not view, download, share, re-post, promote, or create online material that is inappropriate for a business environment.

Our Managers Lead by Example

Eldorado's managers are expected to lead by example and to act with the highest standards of integrity and ethics.

This creates a workplace where employees:

- feel respected and are treated with professionalism,
- are comfortable asking questions about ethical conduct,
- are hired, promoted, disciplined or terminated based on their performance and not because of their race, sex, age or other factors unrelated to our business, and
- do not fear retaliation if they report misconduct.

More Information

Please see our Health & Safety Policy and our Human Rights Policy for more information about how we create and maintain safe and healthy workplaces.

Q&A

Q: One of my colleagues often comments on my body and makes sexual comments that are inappropriate. I have to work with him as part of my team, and I don't want to upset our group dynamics. However, I also don't like feeling uncomfortable at work. What should I do?

A: The behavior of your colleague is unacceptable: You have the right to a workplace that is free from discrimination or harassment. You should report this misconduct to your manager or through the reporting channels described in the section **How to Report a Suspected Code Violation.**

We Report Violations of This Code

You are responsible for reporting any suspected violations of this Code and other applicable policies, including self-reporting where applicable. By reporting misconduct, you are contributing to Eldorado's culture of ethics and integrity.

Asking a Question about the Code

Any questions you ask about the Code can be made anonymously.

You can also discuss your question or concern about this Code or a business practice with our Executive Vice-President and General Counsel, Director, Global Compliance or any member of our Legal and Compliance team.

How to Report a Suspected Code Violation

If you suspect a violation of the Code or other applicable policies, you are encouraged to begin by speaking to someone at Eldorado about your concerns. You must take one of the following actions:

- speak with your manager or supervisor,
- contact our Director, Global Compliance, Tania Chadouli, at Tania.Chadouli@gr.eldoradogold.com or at +30 214 687 0019,
- contact our Director, Global Internal Audit and Controls, Dawid Botha at Dawid.Botha@eldoradogold.com or at +31 202 404 315,
- contact our Executive Vice-President and General Counsel, Timothy Garvin, at Timothy.Garvin@eldoradogold.com or 604 601 6692, or
- contact the Chair of our Audit Committee, John Webster, at John.Webster@eldoradogold.com, or
- file a report with our whistleblower reporting agency, EthicsPoint, at www.eldorado.ethicspoint.com

You can anonymously report violations of the Code and other applicable policies.

What Happens after You File a Report

Any questions or violation reports will be addressed immediately and taken seriously. All reports will be treated confidentially to the extent permitted by law, and we will not allow any retaliation against you if you have acted in good faith in reporting a violation.

Internal personnel charged with overseeing and responding to complaints and reports will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures when required.

Consequences of a Violation

Anyone who breaks any laws or violates governmental regulations or this Code or other applicable policies, will face appropriate, case-specific disciplinary action that may include immediate dismissal.

Q&A

Q: I think my finance manager is not properly reporting transactions to falsely improve Eldorado's earnings. Who should I talk to about my concerns?

A: You should contact your finance manager's immediate supervisor, the Director, Global Compliance, the Director, Global Internal Audit and Controls, Executive Vice President and General Counsel, the Chair of the Audit Committee or EthicsPoint, our Whistle Blower Reporting Agency.

Waivers

Under exceptional circumstances, one or more of the expectations included in this Code may be waived using the following process:

- For directors or executive officers, including our senior financial officers, by resolution of the Board of Directors.
- For employees who are not directors or executive officers, by the Chair of our Audit Committee after consulting with our Executive Vice President and General Counsel and Chief Executive Officer.

No waivers will be allowed of an individual's rights or remedies under any laws relating to the reporting of any suspected violation.

This Code of Ethics and Business Conduct is a policy statement. It does not create a contractual right, commitment or obligation on behalf of Eldorado or enforceable against Eldorado or any third party.

Approved by the Board of Directors

July 29, 2020

George Albino



Reporting Contacts

Executive Vice President and General Counsel

Timothy Garvin

11th Floor, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

t: 1 604 601 6692

e: Timothy.Garvin@eldoradogold.com

Director, Global Compliance

Tania Chadouli

23A Vasilissis Sofias Ave
Athens, 106 74, Greece

t: +30 214 687 0019

e: Tania.Chadouli@gr.eldoradogold.com

Director, Global Internal Audit and Controls

Dawid Botha

Barbara Strozzilaan 101
1083 HN Amsterdam, Netherlands

t: +31 202 404 315

e: Dawid.Botha@eldoradogold.com

Whistle Blower Reporting Agency

Eldorado EthicsPoint

w: www.eldorado.ethicspoint.com

Chair of our Audit Committee

John Webster

11th Floor, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

t: 1 604 687 4018

e: John.Webster@eldoradogold.com

Compliance Certificate

ELDORADO GOLD CORPORATION
AND ITS SUBSIDIARIES AND AFFILIATES
("Eldorado")

CODE OF ETHICS AND BUSINESS CONDUCT

I have read and understood Eldorado's Code of Ethics and Business Conduct (the "Code") and the other applicable policies of Eldorado referred to in the Code, and I agree to comply with all applicable policies.

Any Eldorado employees for whom I am responsible for overseeing have been informed of, and been provided with the Code and other applicable policies of Eldorado and I confirm that such employees have either attended individual or group meetings where training sessions regarding the Code and other applicable policies were conducted.

I understand that if I violate the Code or other policies, I may face disciplinary action as set out in Eldorado's policies, including termination of my relationship with Eldorado or any of its affiliates.

I also confirm that I am not in violation of the Code or other policies, unless I have noted any violations in a signed Statement of Exceptions attached to this Compliance Certificate.

Date: ______________________________

Signature: ______________________________

Name: ______________________________

Title/Position: ______________________________

Please check one of the following:

☐ A Statement of Exceptions is attached.

☐ No Statement of Exceptions is attached.

Breaking new ground.

eldorado gold

Eldorado Gold Corporation

11th Floor, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

t: +1 604 687 4018
f: +1 604 687 4026
Toll-free: +1 888 353 8166

eldoradogold.com

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